UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2006

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: January 26, 2006	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE

Methanex Corporation
1800 – 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: (604) 661-2600
http://www.methanex.com
For immediate release
METHANEX ANNOUNCES INCREASE IN SHARE REPURCHASE PROGRAM
January 25, 2006
Methanex Corporation announced today that its Board of Directors has approved an increase in the Company’s current normal course issuer bid, raising the maximum allowable repurchase from 5,917,629 common shares to 11,790,217 common shares, or 10% of the public float as at May 4, 2005. This increase in the bid remains subject to regulatory approval. As at the close of business on January 20, 2006, the Company had repurchased 5,351,250 common shares under the bid at an average price of US$16.72 (CDN$19.77) per share.
Bruce Aitken, President and CEO of Methanex commented, “Our core low cost production facilities have generated significant excess cash flow from operating activities over the past year. The extension of our share repurchase program reflects our balanced approach to the utilization of cash and demonstrates our ongoing commitment to returning excess cash to shareholders.” Mr. Aitken added, “We have excellent financial strength and flexibility with US$159 million in cash at the end of the fourth quarter of 2005, an undrawn US$250 million credit facility and an outlook for continued strong cash generation.”
The normal course issuer bid repurchase program was originally filed and accepted by the Toronto Stock Exchange (TSX) on May 5, 2005. The program is carried out through the facilities of the TSX. Purchases under the program, which commenced on May 17, 2005, will terminate on the earlier of May 16, 2006 and the date upon which the Company has acquired the maximum number of common shares permitted under the program or otherwise decided not to make further purchases. Purchases will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX and the common shares purchased will be cancelled.
Methanex is a Vancouver based, publicly-traded company engaged in the worldwide production and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq National Market in the United States under the trading symbol “MEOH.” www.methanex.com
-end-
Inquiries:
Wendy Bach
Director, Investor Relations
Methanex Corporation
604-661-2600

Information in this news release may contain forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections which are included in the forward-looking information. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, actions of competitors, world-wide economic conditions and other risks described in our 2004 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment and Methanex does not guarantee that the outcomes anticipated in these forward-looking statements will occur.